UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 6-K




    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of November 2010

                         Commission File Number 0-21874



                           Berkeley Technology Limited

             (Exact name of registrant as specified in its charter)


                                One Castle Street
                           St. Helier, Jersey JE2 3RT
                                 Channel Islands
                     (Address of principal executive office)

                              011 44 (1534) 607700
              (Registrant's telephone number, including area code)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.

                         Form 20-F [X] Form 40-F [ ]


         Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

         Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



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FOR IMMEDIATE PRESS RELEASE                                    November 15, 2010




                          Berkeley Technology Limited



FORM 6-K:  TABLE OF CONTENTS


1.	Interim Management Statement - As of September 30, 2010


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                          Berkeley Technology Limited



                          Interim Management Statement

                             As of September 30 2010


For the Three and Nine Months Ended September 30 2010



The Company continues to record net losses even though progress has been made in reducing operating expenses. Operating losses for the first nine months of 2010 are 28 percent lower than the operating losses recorded for the same period in 2009. In September 2010, the Company received an additional distribution from the WorldCom securities litigation settlement in the amount of $103k. The recovery was offset by a reduction in the carrying value of private equity investments during difficult market conditions. The Company's accounting review of investment values identified possible "other-than-temporary" impairments and thus write-downs of $719k were taken during the third quarter 2010. The balance sheet of the Company is obviously affected by these investment write-downs as well as the continuing operating losses mentioned above.

The continued operation of the company, with its complex corporate structure, has been consuming valuable corporate cash. Our current corporate structure is expensive, very complex and inappropriate for a company of our size. We believe that a move to eliminate that structure is now appropriate. As a consequence, the Company is seeking shareholder approval at an EGM to be held on November 23, 2010 to wind up the Company and distribute its assets to shareholders in accordance with their ownership in the Company. The Company's Board of Directors unanimously determined that the winding up of the Company is in the best interests of the shareholders.

On July 30, 2010, shareholders approved a resolution to hold up to 2 5% of its ordinary shares as treasury shares and a resolution to repurchase up to 9,600,000 shares on the LSE at a price not more than 10% above, nor 10% below the average middle market quotation for the five business days before a purchase is made. No such repurchases have been made.